                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

September 16, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Specialized Funds; File No. 2-88116

Dear Mr. Sandoe,

The following responds to your comments of September 15, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 71 that was filed on July 30, 2010 pursuant to Rule 485(a).  The comments pertain to Vanguard Energy Fund.

Comment 1:    Fees and Expenses

Comment:         Delete the footnote to the fee table that describes the application of the redemption fee.  This information is not permitted by Form N-1A in the summary section.

Response:         Vanguard believes this footnote provides important and material information to investors about the Fund’s redemption fee.  We note that at least two other fund companies have recently updated their registration statements and retained footnotes to their fee tables.  We believe retaining this footnote to the fee table is a critical component in making the Fund’s summary prospectus comparable to the summary prospectuses of other funds.  For these reasons, we will retain the footnote.

Comment 2:    Primary Investment Strategies

Comment:         Either clarify that at least 80% of the Fund’s assets are invested in companies principally involved in energy activities, rather than “energy-related activities”, or make the list of energy-related activities exclusive.

Response:         We will amend the disclosure to clarify that at least 80% of the Fund’s assets are invested in companies principally involved in energy activities.

Christian Sandoe, Esq.

September 16, 2010

Comment 3:    Primary Investment Strategies

Comment:         Pollution control doesn’t seem to be an energy activity.

Response:         We will amend the disclosure so companies involved in pollution control are not included among the list of types of companies involved in energy activities.  Accordingly, investments in such companies will not count toward the Fund’s 80% test.

Comment 4:    Primary Risks

Comment:         Enhance the industry concentration risk disclosure to more specifically note how energy-related issues can impact the energy industry.

Response:         We will enhance the risk disclosure as requested.

Comment 5:    SAI– Fundamental Policies

Comment:         The second to last paragraph of the fundamental policies section states that “unless otherwise required by the 1940 Act, if a percentage restriction is adhered to at the time the investment is made, a later change in the percentage resulting from a change in the market value of assets will not constitute a violation of the restriction.”  Please modify the disclosure to note that a fund’s borrowing is an exception to the general rule stated above.

Response:         We have modified the disclosure as requested.

Comment 6:    Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Judith L. Gaines

Associate Counsel